White and Case LLP 1221 Avenue of the Americas New York, NY 10020-1095 T + 1 212 819 8200 whitecase.com

June 10, 2021
US Securities and Exchange Commission
100 F St NE
Washington, DC 20549
Attn:    Ada Sarmento and Tim Buchmiller
CM Life Sciences, Inc.
Preliminary Proxy Statement on Schedule PREM14A
Filed May 6, 2021
File No. 001-39482
Dear Ms. Sarmento and Mr. Buchmiller:
On behalf of our client, CM Life Sciences, Inc., a company organized under the laws of the State of Delaware (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced proxy statement filed on May 6, 2021 (the “Proxy Statement”), contained in the Staff’s letter dated June 2, 2021 (the “Comment Letter”).
The Company has filed via EDGAR Amendment No. 1 to the Proxy Statement (the “Amended Proxy Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Proxy Statement as filed.
Preliminary Proxy Statement on Schedule PREM14A
Sema4, page 29
1.Please balance your disclosure in this section by indicating, if true, that Sema4 serves patients primarily in New York, California, Florida, Connecticut and New Jersey and briefly indicate the material regulatory requirements Sema4 would face in order to expand into other states and the additional need to establish test reimbursement rates from third party payors in those areas.
Response:
The Company advises the Staff that Mount Sinai Genomics, Inc. d/b/a Sema4 (“Sema4”) receives clinical samples from all fifty states and meets the regulatory requirements, including holding the relevant licensure, to receive and process samples from such states. For the year ended December 31, 2020 and the three months ended March 31, 2021, a substantial portion of Sema4’s diagnostic testing volume occurred in New York, California, Florida, Connecticut and New Jersey. This concentration was driven in large part by testing volume from Sema4’s COVID-19 diagnostic testing services, a substantial

US Securities and Exchange Commission June 10, 2021
portion of which occurred in the aforementioned states. Sema4 views its COVID-19 diagnostic testing services as a non-core business relative to its women’s health and oncology diagnostics solutions. Although Sema4 anticipates that COVID-19 testing will continue in the short term, Sema4 expects demand for these tests to decrease as a result of the vaccine roll out. Accordingly, Sema4 expects the concentration in these states will decrease in future periods as COVID-19 testing volume decreases.
The Company further advises the Staff that, when Sema4 has expanded into new markets, Sema4 has historically utilized market-based knowledge and experience, payer utilization data, along with current and previously established Medicare allowable rates, to determine and establish fair market test reimbursement rates from third party payors; however, as noted above, Sema4 is currently operating in all fifty states.
In response to the Staff’s comment, the disclosure on pages 29 and 218 in the Amended Proxy Statement has been revised to clarify that Sema4 operates across the United States. Note 1 to the audited financial statements of Sema4 on page F-8 of the Amended Proxy Statement has been revised to clarify that Sema4 serves patients and bills third party payors across the United States, with a substantial portion of its diagnostic testing volume occurring in the aforementioned states, and corresponding disclosure has been included in Note 1 to the unaudited financial statements of Sema4 on page F-44 of the Amended Proxy Statement.
Summary of the Proxy Statement, page 29
2.You state herein that Sema4 was formed in October 2015. Elsewhere in the document, i.e., pages 212, 237 and F-31, the date is June 2017. Please reconcile or revise accordingly.
Response:
The Company advises the Staff that Sema4 was formed in October 2015 and commenced operations in June 2017. The disclosure has been revised to clarify the references to Sema4’s formation and commencement of operations on pages 29, 219 and 245 of the Amended Proxy Statement and in Note 1 to Sema4’s audited financial statements on page F-8 of the Amended Proxy Statement, and corresponding disclosure has been included in Note 1 to the unaudited financial statements of Sema4 on page F-44 of the Amended Proxy Statement.
Stable Free Cash Flow, Prudent Debt and Financial Visibility, page 38
3.Please balance your disclosure in this section by indicating the negative free cash flows experienced by Sema4 in each of the last three fiscal years and by indicating the amount of Sema4’s Long-term debt, net of current portion as of the date of the most recent balance sheet for Sema4 included in your proxy statement.
Response:
The disclosure on page 39 of the Amended Proxy Statement has been revised to indicate the negative free cash flows experienced by Sema4 in each of the last three fiscal years and the amount of Sema4’s long-term debt, net of current portion, as of its most recent balance sheet.

US Securities and Exchange Commission June 10, 2021
Our Sponsor, certain members of our Board and our officers have interests in the Business Combination, page 93
4.Please expand your discussion to disclose your sponsor's, officers' and directors' aggregate average investment per share. In addition, clarify that in addition to being at risk of losing their entire investment if the transaction is not approved, that as a result of your sponsor's, officers' and directors' significantly lower investment per share in their CM Life shares as compared to your public investors, the insiders could make a substantial profit after the initial business combination even if public investors experience substantial losses.
Response:
The disclosure on page 93 of the Amended Proxy Statement has been expanded to disclose (i) the aggregate average investment per share of the Initial Stockholders and (ii) that the Initial Stockholders could make a substantial profit after the initial business combination even if public investors experience substantial losses.
The proposed Amended and Restated Certificate of Incorporation designates the Court of Chancery of the State of Delaware, page 110
5.Please revise this risk factor to disclose that there is also a risk that your exclusive forum provision may result in increased costs for investors to bring a claim.
Response:
The Company has revised its disclosure on page 110 of the Amended Proxy Statement to clarify that there is a risk that its exclusive forum provision may result in increased costs for investors to bring a claim.
Unaudited Pro Forma Condensed Combined Financial Information, page 114
6.Please expand your description on page 121 of adjustment 5(c) to the pro forma balance sheet to provide an explanation of your expected accounting for the Earn-Out Shares in the reverse recapitalization. For example, clarify whether the shares to be issued to stockholders are tied to future employment with the combined entity and if the awards will be accounted for as the issuance of share-based payments under ASC 718.
Response:
In response to the Staff’s comment, the disclosure in Note 1 to the unaudited pro forma condensed combined financial information on page 120 of the Amended Proxy Statement has been revised to more fully describe the conditions under which Earn-Out Shares may be issued, and the expected accounting for such Earn-Out Shares. The additional disclosure is intended to clarify that Earn-Out Shares issuable to Sema4 Stockholders are expected to be accounted for as contingent consideration and classified as a liability in accordance with ASC 805, whereas Earn-Out Shares issuable to Earn-Out Service Providers are expected to be accounted for as equity classified share-based compensation in accordance with ASC 718.

US Securities and Exchange Commission June 10, 2021
7.Please expand your description on page 121 of adjustment 5(d) to the pro forma balance sheet to explain the details of the “reassessment of the terms of the Public Warrants” and how it results in a reclassification to equity following the business combination.
Response:
In response to the Staff’s comment, the Company re-evaluated its accounting considerations for the terms of the Public Warrants and determined that the Public Warrants should remain classified as a liability. As such the disclosure in Note 5 to the unaudited pro forma condensed combined financial information on page 124 of the Amended Proxy Statement has been revised to remove the adjustment previously noted in such section.
Background of the Business Combination, page 151
8.With reference to the first full paragraph on page 152, please revise this section to describe all contacts with various parties during the evaluation by the company of potential business combinations. Please disclose the number of companies that were contacted, how the potential acquisition opportunities were identified, and the analysis and evaluation that was conducted with respect to each potential acquisition opportunity. To the extent that any preliminary proposals were submitted/received from eliminated targets, please disclose all material proposal terms, including transaction structure, valuation, and equity split distribution. Please also revise to disclose why this transaction is being recommended as opposed to any alternatives.
Response:
In response to the Staff’s comment, the Company has revised the disclosure on pages 154-155 of the Amended Proxy Statement to describe its contacts with various parties during the evaluation of potential business combinations and to disclose why this transaction is being recommended as opposed to any alternatives.
9.To the extent material, please identify the individuals who participated in the meetings and discussions described in this section. For example, please identify who participated in the virtual meeting to discuss the business combination held on January 14, 2021.
Response:
In response to the Staff’s comment, the Company has expanded the disclosure on pages 154-157 of the Amended Proxy Statement to identify the individuals who participated in the meetings and discussions described in the Background of the Business Combination section.
CMLS Board of Directors' Reasons for the Approval of the Business Combination, page 154
10.Please describe in greater detail all material analyses the board relied upon in evaluating the financial aspects of the business combination. If there were any analyses that did not support the fairness of the transaction, please include appropriate disclosure.

US Securities and Exchange Commission June 10, 2021
Response:
In response to the Staff’s comment, the Company has revised the disclosure on pages 160-161 of the Amended Proxy Statement to describe in greater detail the material analyses upon which the board relied in evaluating the financial aspects of the business combination.
Certain Sema4 Projected Financial Information, page 156
11.Please revise to describe the extent to which the financial projections provided by Sema4 factored into or supported your valuation. Please also explain how these projections were used by management. In this regard, clarify whether the projections were accepted or whether management or the Board made any adjustments to these projections and if so, describe such adjustments.
Response:
In response to the Staff’s comment, the Company has revised the disclosure on pages 160-161 of the Amended Proxy Statement to describe the extent to which and how management used the financial projections provided by Sema4.
Sema4's Business
Regulatory Strategy and Managed Care, page 219
12.We note your disclosure here that you are preparing to submit your WES/WTS for approval by the FDA by engaging in the studies needed to demonstrate clinical utility. Under the heading "Pre-Market Approval" on page 228, please disclose the studies that will be necessary to achieve FDA approval and the current status of such studies.
Response:
The disclosure on page 235 of the Amended Proxy Statement has been revised to disclose the studies for Sema4’s WES/WTS LDT tests that will be necessary to achieve FDA approval and the current status of such studies.
Intellectual Property
Patents, page 225
13.We note your disclosure that you have patent applications related to various aspects of your laboratory, analytic and business practices. Please revise to disclose the specific technologies to which such patent applications relate, the type of patent protection you are seeking, the expected expiration dates and the applicable jurisdictions.

US Securities and Exchange Commission June 10, 2021
Response:
The disclosure on page 232 of the Amended Proxy Statement has been revised to disclose the specific technologies to which Sema4’s patent applications relate, the type of patent protection that Sema4 is seeking, the expected expiration dates and the applicable jurisdictions of such patent applications.
Sema4's Management's Discussion and Analysis, page 237
Comparison of the Years Ended December 31, 2020, 2019 and 2018, page 243
14.We note the disclosure on page 223 referring to the collaborations or other agreements with Sanofi, Janssen and Merus. Please disclose the significant terms of these agreements, quantify the impact thereof on your financial statements to date or clarify, if true, that no material impact has been recognized based on the relevant terms and conditions. It appears other revenue has been impacted to some extent therefrom as mentioned on page 244.
Response:
The Company advises the Staff that none of the Sanofi, Janssen and Merus relationships individually have had a material impact on Sema4’s historical consolidated results of operations. As disclosed in the Amended Proxy Statement on page 245, Sema4 derives the majority of its revenue from its diagnostics test solutions. Sema4 records its revenues from collaboration agreements, like its contracts with Sanofi, Janssen and Merus, as other revenue. During the years ended December 31, 2019 and 2020 and the three months ended March 31, 2021, other revenue represented between approximately 2.0% to 2.5% of Sema4’s total revenues, with revenue recognized from the Sanofi, Janssen and Merus contracts representing a portion of such other revenue. Sema4’s agreement with Sanofi, which individually represented less than 1% of total revenue for each of the years ended December 31, 2019 and 2020 and the three months ended March 31, 20211, is the most significant of such agreements. Sema4 has concluded that the impact from these agreements is not quantitatively material to Sema4’s financial statements.
As a result, the Company respectfully submits that the current details disclosed in the Amended Proxy Statement regarding the contractual terms of these relationships is adequate. References to these relationships have been included in the Proxy Statement because these relationships demonstrate Sema4’s ability to develop strategic relationships with Biopharma partners. In response to the Staff’s comment, the disclosure on page 230 of the Amended Proxy Statement has been revised to clarify that these relationships have not had material impact on Sema4’s historical results.
Critical Accounting Policies and Estimates, page 253
15.We note the disclosure on page 222 that you offer "a suite of products, services, and solutions to our Biopharma customers. While each of these solutions can represent a standalone offering, we believe that our Biopharma partners can realize significant value when collaborating with our team to utilize a more integrated, end-to-end solution." Regarding the revenue recognition critical accounting policy on pages 254-255, in any
1 No revenues were recognized under the Sanofi agreement during the year ended December 31, 2018

US Securities and Exchange Commission June 10, 2021
instances when there is one contract with multiple elements and/or products, services and solutions purchased at the same time, revise to disclose how you identify the relevant performance obligations and whether you allocate the contract’s transaction price to each performance obligation on a relative standalone selling price basis.
Response:
The Company advises the Staff that the disclosure in Note 2 to Sema4’s audited financial statements on page F-15 of the Amended Proxy Statement states that the goods and services transferred to Sema4’s customers pursuant to collaboration service agreements generally comprise a single performance obligation on the basis that such goods and services are not distinct within the context of the contract. That is because, in accordance with ASC 606, Revenue from Contracts with Customers, the goods and services are highly independent and interrelated such that Sema4 would not be able to fulfill its underlying promise to its customers by transferred each good or service independently.
Currently, Sema4 has no collaboration services agreements that contain multiple performance obligations. In response to the Staff’s comment, the disclosure on pages 229 and 268 of the Amended Proxy Statement has been revised to clarify that goods and services that Sema4 transfers to its customers pursuant to such agreements generally comprise a single performance obligation. Therefore, allocation of the contract’s transaction price is not applicable.
Beneficial Ownership of Securities, page 286
16.Please identify the natural persons that will be the beneficial owners of the shares held by Icahn School of Medicine at Mount Sinai.
Response:
The Company advises the Staff that the Mount Sinai Health System (“MSHS”) is a New York Not-for-Profit Corporation and the Icahn School of Medicine at Mount Sinai (“ISMMS”) is a New York Education Corporation. Both are charities exempt from taxes under section 501(c)(3) of the Internal Revenue Code. Their assets are dedicated to the charitable missions of the organizations. Accordingly, no natural persons are beneficial owners of shares of Sema4 held by the ISMMS. The responsibility and authority for the voting and investment decisions with respect to the shares of Sema4 held by the ISMMS is vested in those persons who from time to time are the executive officers of the ISMMS under the oversight and direction of its board of directors and of its sole member, MSHS, at the applicable time. The Company does not believe that the disclosure of the names of these individuals would be meaningful to the Company’s stockholders; however, in response to the Staff’s comment, the disclosure on page 303 of the Amended Proxy Statement has been revised to clarify they nature of the governance and ownership structure of ISMMS.

US Securities and Exchange Commission June 10, 2021
General
17.Please include a form of proxy card marked as “preliminary” in your next amendment.
Response:
In response to the Staff’s comment, the Company has included a form of proxy card marked as “preliminary” in the Amended Proxy Statement.
* * *
Please do not hesitate to contact Colin Diamond at (212) 819-8754 or Matt Kautz at (212) 819-8395 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,
/s/ White & Case LLP
White & Case LLP

cc: Keith Meister, Chairman, CM Life Sciences, Inc.